EXHIBIT 99.1

Almaden Files Form 20-F Documentation

VANCOUVER, British Columbia, April 26, 2024 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; (OTCQB: AAUAF) announces that its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 has been filed with the U.S. Securities and Exchange Commission. The Form 20-F and the Company's audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 are available on the Company's website at http://www.almadenminerals.com.

Shareholders of the Company may also request a hard copy of the Company's audited financial statements and Form 20-F free of charge by contacting 604-689-7644 or by e-mail to info@almadenminerals.com.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chair
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the OTCQB have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/